SHARE EXCHANGE AGREEMENT

dated

April _28___ 2010,

by and among

Zoom Technologies, Inc.,

Nollec Wireless Co., Ltd ,

SILVER TECH ENTERPRISES LIMITED,

KEY NETWORK HOLDINGS LIMITED

BETTER DAY FINANCE LIMITED

Ever Elite Corporation Limited

SHARE EXCHANGE AGREEMENT

SHARE EXCHANGE AGREEMENT, dated as of April _28__, 2010 (this "Agreement"), is hereby entered into by and among:

（1）Zoom Technologies, Inc., a company incorporated under the law of the State of Delaware with the registered office at C/o The Corporation Trust Company Corporation Trust Center, 1209 Orange Street,   Wilmington, DE 19801, U. S. A. (the "Purchaser"),

（2）Silver Tech Enterprises Limited , a company incorporated under the law of the British Virgin Island with Certificate of Incorporation registration No. of 667202 (the "Company"),

（3）Key Network Holdings Limited, company incorporated under the law of the British Virgin Island with Certificate of Incorporation registration No. of 664712 ("KNH"),

（4）Better Day Finance Limited, a company incorporated under the law of the British Virgin Island with Certificate of Incorporation registration No. of 665652 ("BDL", together with KNH are referred to as the "Sellers"),

（5）Ever Elite Corporation Limited, a company incorporated under the law of Hong Kong Special Administrative Region with Certificate of Incorporation registration No. of 1139523 (the "HKco"),

（6）Nollec Wireless Co., Ltd（北京景山创新通信技术有限公司）, a company incorporated under the law of the People's Republic of China (the "PRC") with its registered office at 北京市石景山区八大处高科技园区西井路 3 号 3 号楼 1115 房间 (the "Operation Company"),

Under this Agreement, the Company, the Sellers, the HKco and the Operation Company shall be referred to as the "Nollec Parties".

RECITALS:

WHEREAS, the Sellers collectively own 100% of the issued and outstanding shares of the Company (the "Shares"); the Company conducts the operations of a wireless telecommunication handset designing business (the "Business") in the PRC through the HKco and the Operation Company;

WHEREAS, BDL and KNH hold respectively 23.2% and 76.8% issued and outstanding shares in Company;

WHEREAS, the Company directly holds 100% issued and outstanding shares of the HKco and the HKco directly holds 100% shares of the Operation Company;

WHEREAS, the Operation Company primarily conducts the Business in the PRC;

WHEREAS, the Purchaser is a company with its shares listed on the NASDAQ Capital Market with the ticker symbol "ZOOM";

WHEREAS, with the Purchase Price as considerations, the Purchaser desires to acquire all of the shares of the Company (the "Shares") in accordance with and subject to the terms and conditions of this Agreement (the "Transaction").

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1. **Definitions**. The following terms, as used herein, have the following meanings:

"Unaudited Financial Statements" means the consolidated financial statements of Company for the years from its incorporation date to the each date ended December 31 of each fiscal year, including the consolidation of financial statements of HKco and the Operation Company.

"Act" or "Securities Act" means United States Securities Act of 1933, as amended.

"Action" means any action, suit, investigation, hearing or proceeding, including any audit for taxes or otherwise.

"Additional Agreements" means any other agreement and/or instruments that all parties hereto agree to enter into for the deal contemplated in this Agreement.

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person. With respect to any natural person, the term Affiliate shall also include any member of said person's immediate family, any family limited partnership, limited liability company or other entity in which said person owns any beneficial interest and any trust, voting or otherwise, of which said person is a trustee or of which said person or any of said person's immediate family is a beneficiary.

"Agreement" means this Share Exchange Agreement.

"Arbitrator" has the meaning set forth in Section 12.1(b).

"Appraised Value" means the market value of the Company which is determined by an independent appraiser in accordance with common practice appraisal procedures in the industry on the market value and prospects of the Company.

"Authority" shall mean any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

"Books and Records" means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by the Company and its Subsidiaries or in which the Company's or any Subsidiaries' assets, business, or transactions are otherwise reflected.

"Business" has the meaning set forth in the Recitals.

"Business Day" means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Beijing are not open for business.

"Charter Documents" has the meaning set forth in Section 3.3.

"Closing" has the meaning set forth in Section 2.2

"Closing Date" has the meaning set forth in Section 2.2

"Closing Share Price" means, with respect to each Trading Day, the closing price of the shares of the Purchaser as reported on the NASDAQ Capital Market.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the Preamble.

"Company Consent" has the meaning set forth in Section3.8.

"Company Indemnitees" has the meaning set forth in Section 11.2.

"Contracts" has the meaning set forth in Section 3.16(a).

"Core Employees" means any employee of the Operation Company who is a department manager or above level of management personnel, or a senior engineer of the Operation Company.

"Employment Agreements" means the agreements between the Operation Company and the Core Employees.

"Exchange Act" means the Securities Exchange Act of 1934.

"Exchange Act Filings" means filings under the Exchange Act made by the Purchaser prior to the Closing Date.

"GAAP" means generally accepted accounting principles, consistently applied and interpreted in the People's Republic of China.

"Interim Financial Statements" means the unaudited consolidated financial statements of the Company for the month ended February 28, 2010 or as of the date of February 28, 2010, including the consolidation of financial statements of HKco and the Operation Company.

"Indebtedness" includes with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interest, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes, liens, mortgages or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under GAAP, and (g) all guarantees by such Person.

"Intellectual Property" means any and all of the following: (A) U.S., international and foreign patents, patent applications and statutory invention registrations; (B) trademarks, licenses, inventions, service marks, trade names, trade dress, slogans, logos and Internet domain names, including registrations and applications for registration thereof; (C) copyrights, including registrations and applications for registration thereof, the software and copyrightable materials; (D) trade secrets, know-how and similar confidential and proprietary information; (E) u.r.l.s, Internet domain names and Websites; and (F) any other type of Intellectual Property right in each case which is owned or filed by the Company (or by the Sellers with respect to the Company) or any Subsidiaries whether registered or unregistered or domestic or foreign.

"Knowledge of the Company" or "Company's Knowledge" means, with respect to any matter in question, the actual knowledge of any executive officer of the Company after reasonable inquiry.

"Law" means, with respect to any Person, any national, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

"Leases" has the meaning set forth in Section 3.12.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, including any agreement to give any of the foregoing and any conditional sale and including any voting agreement or proxy.

"Lock-Up Agreements" means each of the Lock-Up Agreements for lock up of the shares of Purchaser as hold by the Sellers, between the Purchaser, the Sellers and other relevant parties in the form to be agreed to by Sellers after the date of this Agreement.

"Losses" has the meaning set forth in Section 11.1.

"Material Adverse Change" means a material adverse change in the business, assets, condition (financial or otherwise), liabilities, results of operations or prospects of the Business individually or in the aggregate; provided, however, without prejudicing whether any other matter qualifies as a Material Adverse Change, any matter individually or in the aggregate involving a loss or payment in excess of $100,000 shall constitute a Material Adverse Change, per se, *provided* that, except to the extent that any of the following disproportionately affect the Company and the Subsidiaries, taken as a whole, compared to similarly situated businesses, none of the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account in determining whether a Material Adverse Change has occurred or would reasonably be expected to occur (A) any changes (after the date hereof) in GAAP or applicable Law, (B) any acts of God or acts of war, armed hostilities, sabotage or terrorism, (C) any changes in general economic, business or market conditions or affecting United States or foreign economies in general or (D) any changes in conditions affecting the industries or markets in which the Company operates.

"Material Adverse Effect" means a material adverse effect on the business, assets, condition (financial or otherwise), liabilities, results of operations or prospects of the Business individually or in the aggregate; provided, however, without prejudicing whether any other matter qualifies as a Material Adverse Effect, any matter individually or in the aggregate involving a loss or payment in excess of $100,000 shall constitute a Material Adverse Effect, per se, *provided* that, except to the extent that any of the following disproportionately affect the Company and the Subsidiaries, taken as a whole, compared to similarly situated businesses, none of the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur (A) any changes (after the date hereof) in GAAP or applicable Law, (B) any acts of God or acts of war, armed hostilities, sabotage or terrorism, (C) any changes in general economic, business or market conditions or affecting United States or foreign economies in general or (D) any changes in conditions affecting the industries or markets in which the Company operates.

"Offices" means offices, warehouses or business locations of the Company and each Subsidiaries.

"Order" means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

"Outside Closing Date" has the meaning set forth in Section 13.1.

"Owned Intellectual Property" has the meaning set forth in Section 3.14(a).

"Permits" has the meaning set forth in Section 3.17.

"Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

"PRC" means the People's Republic of China, but solely for the purposes of this Agreement and the other Additional Agreements, excluding Hong Kong, Macau and Taiwan.

"Proceeding" has the meaning set forth in Section 3.22(b).

"Purchaser" has the meaning set forth in the Preamble.

"Purchaser Common Shares" means the common stock, $0.01 par value per share, of Purchaser which is issued to Sellers or its nominees as part of the Purchase Price.

"Purchase Price" has the meaning set forth in Section 2.3(a)

"Real Property" means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of the use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

"Reg. D" has the meaning set forth in Section 4.5(a).

"SEC" means the Securities and Exchange Commission.

"Shares" means all the issued and outstanding shares of the Company, which is currently owned by BDL as to 23.2% of equity interest and KNH as to 76.8% of equity interest, free and clear of any Liens.

"Subsidiary" or "Subsidiaries" means one of the Company's direct or indirect subsidiaries or all of the Company's direct and indirect subsidiaries, as applicable.

"Tangible Assets" means all tangible personal property and interests therein, including inventory, machinery, computers and accessories, furniture, office equipment, communications equipment, and other tangible property.

"Tax" has the meaning set forth in Section 3.22(c).

"Tax Liability" has the meaning set forth in Section 3.22(b).

"Tax Return" has the meaning set forth in Section 3.22(c).

"Third Party Claim" has the meaning set forth in Section 11.3(a).

"Trading Day" means any day when the NASDAQ Capital Market is open for trading.

"Transaction" has the meaning set forth in the Recitals.

"Website(s)" shall mean all of the internet domain names for the Company.

ARTICLE II

PURCHASE AND SALE OF SHARES

2.1.   **Purchase and Sale of the Shares**.   Subject to the terms and conditions herein stated, subject to delivery of the Purchase Price to the Sellers and listing the Purchaser Common Shares (as defined below) within six (6) months after Closing, the Sellers agrees to sell, assign, transfer and deliver to the Purchaser on the Closing Date, and the Purchaser agrees to purchase on the Closing Date, free and clear of all Liens, the Shares, which represent all of the issued and outstanding ownership interests in the Company.

2.2.   **Closing**.   The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Sinowing Law LLP, 18/F Tower D Fuhua Mansion, No.8 Chaoyangmenbei Str, Beijing,100027 PRC, at 10:00 A.M. local time, on the second Business Day after all conditions to the Closing set forth in ARTICLE IX hereof have been satisfied or waived, or such other place, time or date as the Purchaser and the Sellers agree in writing.   The date of the Closing shall be referred to herein as the "Closing Date".   In addition to those obligations set forth in ARTICLE VIII, at the Closing:

(a)   the Purchaser shall deliver the Purchase Price (as set forth in Section 2.3below) to the Sellers as per the Considerations Sharing Table attached hereto as Exhibit A; and

(b)   the Sellers shall deliver (or to cause to be delivered by the Sellers) to the Purchaser stock certificate(s) evidencing the Shares held by it, together with duly executed stock transfer deeds, which shall be duly stamped and shall be executed in favor of the Purchaser.

2.3.   **Purchase Price**.

(a)   The aggregate purchase price for the Shares shall be the Appraised Price determined by an independent appraiser mutually appointed by the Purchaser and the Sellers (the "Purchase Price"). The Purchaser and the Sellers agree to engage Beijing Jingdu Zhongxin Assets Valuation Co., Ltd., a partner of Grant Thornton, to appraise owners' equities of the Operation Company for the purpose of determination of the Appraised Price. The Purchaser and the Sellers acknowledge that the appraisal report attached hereto as Exhibit E (the "**Appraisal Report**") reflects the market value of the Company and the Purchase Price for the Shares shall be USD ten million nine hundred and sixty thousand (US$ 10,960,000) . The Purchase Price shall be made by the Purchaser to the Sellers by means of US Dollars ("USD") one million three hundred and seventy thousand (US$ 1,370,000) in cash and certain number of ordinary shares of Purchaser, with the restrictions set forth in the Transaction to become tradable according to Section 7.6 herein ("Purchaser Common Shares").   The number of Purchaser Common Shares payable to the Sellers pursuant to this Section 2.3 (a) shall be calculated by (A) USD ten million nine hundred and sixty thousand (US$ 10,960,000) minus USD one million three hundred and seventy thousand (US$ 1,370,000), and then divided by (B) the weighted average of the Closing Share Price of the Purchaser Common Shares for ten (10) Trading Days up to the date immediately prior to the date of this Agreement and with the number of Purchaser Common Shares rounded up to the nearest whole number.   The Parties agree that the payment and delivery of USD five hundred thousand (US$ 500,000) and the Purchaser Common Shares to KNH shall be made at the Closing Date.   Without derogating other agreements set forth herein, the Parties agree that the payment method and payment schedule relating to BDL shall be agreed upon by the Purchaser and the Sellers otherwise in writing.   The Purchaser shall deliver to the Sellers stock certificate(s) as to the Purchaser Common Shares, which shall be duly stamped and shall be executed in favor of the Sellers or its nominees.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF
THE NOLLEC PARTIES

The Nollec Parties hereby represent and warrant to the Purchaser:

3.1.   **Corporate Existence and Power.**   The Company and each Subsidiaries are duly formed, validly existing and in good standing under and by virtue of the Laws of the jurisdiction of its organization, and has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.   Neither the Company nor any Subsidiaries has taken any action, adopted any plan, or made any agreement in respect of any Transaction, consolidation, sale of all or substantially all of its respective assets, reorganization, recapitalization, dissolution or liquidation, except as explicitly set forth in this Agreement.

3.2. **Corporate Authorization**. The execution, delivery and performance by each of Nollec Parties of this Agreement and each of the Additional Agreements to which any of the Nollec Parties are named as a party and the consummation by the Nollec Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Nollec Parties and have been duly authorized by all necessary action on the part of the Nollec Parties. This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Nollec Parties, enforceable against the Nollec Parties in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

3.3. **Charter Documents; Legality**. The Company has heretofore made available to the Purchaser true and complete copies of the certificate of incorporation, articles of association, bylaws, operating agreements or other comparable organizational documents minute books and stock books, if applicable (the "Charter Documents"), as in effect or constituted on the date hereof. The execution, delivery, and performance by the Nollec Parties of this Agreement and any Additional Agreement to which the Company or any other party hereto is to be a party has not violated and will not violate, and the consummation of the transactions contemplated hereby or thereby will not violate, any of the Charter Documents or any Law. The Company has not taken any action that is in violation of its Charter Documents.

3.4. **Subsidiaries**. The Company and each of the Subsidiaries are not a party to any agreement relating to the formation of any joint venture, association or other Person. The Exhibit B of this Agreement discloses all of the outstanding shares of such Subsidiaries, which are validly issued, fully paid and non-assessable and are held free and clear of any Liens; (ii) there are no consignments, contracts and/or equity transfer arrangements, options, warrants or other contractual rights or arrangements outstanding which give any Person the right to acquire or Control any capital stock or any substantial part of assets of any such Subsidiaries whether or not such right is presently exercisable; and (iii) there are no contracts and/or equity transfer arrangements, options, warrants or other contractual rights (oral or written), trusts or other arrangements of any nature which give any Person the right to any stock rights or equity interests in or from any such Subsidiaries.

3.5. **Capitalization and Ownership**. No Person other than the Sellers owns any securities of the Company. There is no Contract that requires or under any circumstance would require the Company or any Subsidiaries to issue, or grant any right to acquire, any securities of the Company or any Subsidiaries, or any security or instrument exercisable or exchangeable for or convertible into, the capital stock or membership interest of the Company or any Subsidiaries or to merge, consolidate, dissolve, liquidate, restructure, or recapitalize the Company or any Subsidiaries. The Shares and the securities of each Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, and (ii) were issued in compliance with all applicable Laws.

3.6.   **Affiliates**.   Other than the Sellers and the Subsidiaries, the Operation Company is not controlled by any Person, and the Operation Company is not in control of any other Person.   With respect to related party transaction Schedule 3.6 lists each Contract, arrangement, or understanding to which the Operation Company and the Sellers or any Affiliate of the Sellers or the Operation Company is a party.   Except as disclosed in Schedule 3.6, neither the Sellers nor the Operation Company nor any of their respective Affiliates (i) own, directly or indirectly, in whole or in part, any tangible or intangible property (including Intellectual Property rights) that the Company or any Subsidiaries uses or the use of which is necessary for the conduct of the Business, or (ii) have engaged in any transaction with the Company or any Subsidiaries.

3.7.   **Assumed Names**.   Schedule 3.7 is a complete and correct list of all assumed or "doing business as" names currently or formerly used by the Company or any Subsidiaries.   Neither the Company nor any Subsidiaries has used any name other than the names listed on Schedule 3.7 to conduct its business.   The Company and each Subsidiaries have filed appropriate "doing business as" certificates in all applicable jurisdictions.   Except as indicated on Schedule 3.7, all Websites are in good working order.

3.8.   **Consents.**   The Contracts listed on Schedule 3.8 are the only on-going material agreements, commitments, arrangements, contracts or other instruments binding upon the Company, any Subsidiaries or any of their respective properties requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery or performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a "Company Consent").

3.9.   **Financial Statements.**

(a)   The Unaudited Financial Statements (i) have been prepared from the Books and Records; (ii) except as set forth on Schedule 3.9, have been prepared in accordance with GAAP; (iii) fairly and accurately present the Company's financial condition and the results of its operations as of their respective dates and for the periods then ended; (iv) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company's financial condition as of their dates; (v) contain and reflect adequate provisions for all reasonably anticipated liabilities for all material income, property, sales, payroll or other Taxes applicable to the Company with respect to the periods then ended, and (vi) all liabilities of the Company are disclosed in the Unaudited Financial Statements and there are no other liabilities.

(b)   Except as specifically disclosed on the Unaudited Financial Statements and the consolidated, unaudited financial statements of the Company as of February 28, 2010 or for the period ending February 28, 2010 (the "Interim Financial Statements") and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the Interim Financial Statements and except as set forth on Schedule 3.9(b), there are no debts relating to the Company.

(c)   The Unaudited Financial Statements and the Interim Financial Statements accurately reflects the outstanding Indebtedness of the Company as of the respective dates thereof.

(d)   All Books and Records of the Company have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.   The Company has none of its records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) is not under the exclusive ownership (excluding licensed software programs) and direct control of the Company and which is not located at the Offices or at locations set forth on Schedule 3.9(d).

3.10.   **Books and Records.**

(a)   The Books and Records accurately and fairly, in reasonable detail, reflect the Company and any of the Subsidiaries' transactions and dispositions of assets.   The Company and any of the Subsidiaries maintain a system of internal accounting controls to procure:

(i)   transactions are executed in accordance with management's authorization;

(ii)   access to assets is permitted only in accordance with management's authorization; and

(iii)   recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b)   The Company and any of the Subsidiaries have heretofore made all of its Books and Records available to the Purchaser for its inspection and has heretofore delivered to the Purchaser complete and accurate copies of documents referred to in the Schedules or as the Purchaser otherwise has requested.

3.11.   **Absence of Certain Changes**.

(a)   Except as set forth in Schedule 3.11(a), since their respective incorporation date, the Company and each Subsidiaries have conducted its respective business in the ordinary course of business, and with respect to the Company and each Subsidiaries other than in the ordinary course of business there has not been:

(i)   any income or fund of the Company or its Subsidiaries which has not been stated in the Unaudited Financial Statements;

(ii)   any capital expenditure except in the ordinary course of business consistent with past practice (including with respect to kind and amount);

(iii)   any sale, lease, license or other disposition of any of its assets except (i) pursuant to existing Contracts or commitments disclosed herein and (ii) sales of products or inventory in the ordinary course of business consistent with past practice;

(iv)   acceptance of any returns except in the ordinary course of business, consistent with past practice (including with respect to kind and amount);

(v)   the incurrence of Liens on any of its assets;

(vi)   any transaction or consolidation with or acquisition of any other Person;

(vii)   any change in its accounting principles or methods;

(viii)   any change in location where it conducts business;

(ix)   any extension of any loans, other than travel or other expense advances to employees in the ordinary course of business consistent with past practice, exceeding $10,000 individually or $50,000 in the aggregate;

(x)   any dividend or distribution to the shareholder; or

(xi)   any agreement to do any of the foregoing.

(b)   Except as set forth on <u>Schedule 3.11(b)</u> and actions taken in good faith to invest in the Company's Business, since execution of this Agreement, through and including the Closing Date, neither the Company nor any Subsidiaries have taken any action nor have had any event occur that would have violated any covenants of the Nollec Parties set forth in ARTICLE VI hereof.

3.12.   **Real Property**.

The use and operation of the Real Property or real property lease (the "Leases") by the Company or its Subsidiaries are in full compliance in all material respects with covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property and, effective as of the Closing, each of the Company and its Subsidiaries shall have the right under all Laws to continue the use and operation of the Real Property in the conduct of their businesses. Neither the Company nor any Subsidiaries have breached or violated and is not in default under any of the Leases, the breach or violation of which could individually or in the aggregate have a Material Adverse Effect, and no notice from any Person has been received by the Company or any Subsidiaries or served upon the Company, any Subsidiaries or the Sellers claiming any violation of any Lease.

3.13.   **Tangible Property**.

(a)   Each piece of Tangible Assets is in operating condition and repair and functions in accordance with its intended use (ordinary wear and tear excepted), has been properly maintained, and is suitable for its present uses.

(b)   The Company or any of the Subsidiaries have, and upon consummation of the transactions contemplated hereby and in the Additional Agreements will continue to have, good, valid and marketable title in and to each piece of Tangible Assets free and clear of all Liens, except as set forth on Schedule 3.13(b).

(c)   The Company or any of the Subsidiaries has good title to, or valid leasehold or license interest in, all its respective properties and assets (whether tangible or intangible), free and clear of all Liens.   The personal and other properties and assets owned by the Company or any Subsidiaries or leased or licensed by the Company or any Subsidiaries from a third party constitute all such properties and assets used in and necessary to the Business as presently conducted and as presently proposed to be conducted.

(d)   Other than those possessed by the Company or its Subsidiaries' employees with the purchase invoice amount above RMB 5,000 as disclosed in the Schedule 3.13(d) of the Disclosure Schedule, all Tangible Assets are located at the Offices.

3.14.   **Intellectual Property**.

(a)   Schedule 3.14(a) (i) sets forth a true and complete list of all Intellectual Property rights owned by the Company or any Subsidiaries (the "Owned Intellectual Property")..

(b)   The Owned Intellectual Property, together with the licensed intellectual property rights which the Company and the Subsidiaries can obtain from the public market without substantial difficulties, constitute all the Intellectual Property necessary to, or used or held for use in, the conduct of the business of the Company and the Subsidiaries as currently conducted.   The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property.

(c)   Neither the Company's nor any Subsidiaries' ownership and use in the ordinary course of the Owned Intellectual Property infringes upon or misappropriates valid Intellectual Property rights, privacy rights or other right of any third party.   There is no Proceeding (as defined below) pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company, any of the Subsidiaries, any present or former officer, director or employee of the Company or any of the Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiaries in any of the Owned Intellectual Property, (ii) alleging that the use of the Owned Intellectual Property or any services provided, processes used or products manufactured, used, imported or sold by the Company or any Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property of any third party or (iii) alleging that the Company or any of the Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property of any third party.   None of the Company and any Subsidiaries have received from any third person an offer to license any Intellectual Property rights of such third person.

(d)   Except as set forth in <u>Schedule 3.14(d)</u>, the Company or any Subsidiaries are entitled to use, and is using in the Business, the Owned Intellectual Property in the ordinary course.   The Company and the Subsidiaries hold all right, title and interest in and to all Owned Intellectual Property, free and clear of any Lien.   In each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Owned Intellectual Property is held by assignment, the assignment has been duly recorded with the Authority from which the patent or registration issued or before which the application or application for registration is pending.   To the Knowledge of the Company, the Company and the Subsidiaries have taken all actions necessary to maintain and protect the Owned Intellectual Property, including payment of applicable maintenance fees and filing of applicable statements of use.

(e)   To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property.   The Company and the Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all confidential Intellectual Property.   None of the Intellectual Property of the Company or any Subsidiaries that are material to the business or operation of the Company or any Subsidiaries and the value of which to the Company or any Subsidiaries are contingent upon maintaining the confidentiality thereof, has been disclosed other than to employees, representatives and agents of the Company or any Subsidiaries all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to the Purchaser.

3.15.   **Litigation**.   Except as set forth in <u>Schedule 3.15</u>, there is no Action (or any basis therefor) pending against, or to the Knowledge of the Company or any Subsidiaries, threatened against or affecting the Company or any Subsidiaries, any of their respective officers or directors, the Sellers, the business of the Company or any Subsidiaries before any court or arbitrator or any governmental body, agency or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby and in the Additional Agreements.   There are no outstanding judgments against the Company or any Subsidiaries.   Neither the Company nor any Subsidiaries are now, nor have they been in the past five years, subject to any proceeding with the Federal Trade Commission or the Equal Employment Opportunity Commission or any comparable body of any state or political subdivision in China.

3.16.   **Contracts.**

(a)   Each contract to which the Company or any Subsidiaries are a party (each, a "Contract") is a valid and binding agreement, and is in full force and effect, and neither the Company nor any Subsidiaries, as applicable, nor, to the Knowledge of the Company or any Subsidiaries, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such valid and binding Contract. Neither the Company nor any Subsidiaries has assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Contracts, or granted any power of attorney with respect thereto.   The Company and each Subsidiaries have given a list of each material valid and binding Contract to Purchaser with contract value higher than US$50,000.

(b)   Schedule 3.16(b) lists each material valid and binding Contract (other than the Charter Documents) of the Company and each of Subsidiaries, including:

(i)   any sales, distribution or other similar Contract providing for the sale by the Company or any Subsidiaries of materials, supplies, goods, services, equipment or other assets;

(ii)   any Contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and the Subsidiaries of $50,000 or more or (B) aggregate payments by the Company and the Subsidiaries of $50,000 or more;

(iii)   (A) any lease of real property or (B) any lease of personal property providing for either annual rental payments of $50,000 or more or aggregate rental payments of $50,000 or more;

(iv)   any partnership, joint venture or other similar Contract;

(v)   any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or any real property;

(vi)   any Contract (A) relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset) or (B)creating or granting a material Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens;

(vii)   any Contract under which the Company or any Subsidiaries have, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than (x) any loan to, capital contribution to, or other investment in any wholly-owned Subsidiaries and (y) interests in marketable securities acquired, in the ordinary course of business consistent with past practices);

(viii)   any Contract that contains any provisions (A) restricting the Company or any Subsidiaries from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or (B) which would have any such effect on any Person who acquires all of the outstanding capital stock of the Company;

(ix)   any Contract that (A) grants any exclusive license, exclusive supply or exclusive distribution rights or other exclusive rights, (B) grants any "most favored nation" rights, rights of first refusal, rights of first negotiation or similar rights with respect to any product, service or Intellectual Property rights, or (C) contains any provision that requires the purchase of all or a given portion of the Company's or any Subsidiaries' requirements from a given third party, or any other similar provision;

(x)   any Contract (including any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, change order or other arrangement of any kind in writing) (A) between the Company or any Subsidiaries and (x) any Authority (acting on its own behalf or on behalf of another country or international organization), (y) any prime contractor to any Authority or (z) any subcontractor with respect to any contract described in clauses (x) or (y) above, (B) financed by any Authority or (C) subject to the rules and regulations of any Authority concerning procurement;

(xi)   any Contract entered into in the last five years in connection with the settlement or other resolution of any Proceeding that (A) has any continuing material obligations, liabilities or restrictions, (B)involves any Intellectual Property rights or (C) involved payment of more than $10,000;

(xii)   any Contract with (A) the Company or any of its Affiliates, (B) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company or any of its Affiliates, (C) any Person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the Company or any of its Affiliates or (D) any director or officer of the Company or any of its Affiliates or any "associates" or members of the "immediate family" (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or officer; or

(xiii)   any other "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and the Subsidiaries, taken as whole

3.17. **Licenses and Permits.** Each of the Company and its Subsidiaries possess all permits necessary for the ownership and operation of their businesses (the "Permits").   True, complete and correct copies of the Permits issued to the Company and its Subsidiaries have previously been delivered to the Purchaser.   Such Permits are valid and in full force and effect and, assuming the related Company Consents, if any, have been obtained or waived prior to the Closing Date, none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby.   The Company or any Subsidiaries has all Permits necessary to operate the Business other than those Permits whose absence individually or in the aggregate would not cause a Material Adverse Effect.

3.18. **Employees**.   Schedule 3.18 sets forth a true and complete list of the names, ID numbers and titles of the employees of the Company and each of Subsidiaries as of the execution date of this agreement.

3.19. **Employment Contracts**   The Core Employees shall have entered into employment agreements, including customary confidentiality clauses, non-competition clauses and Intellectual Property assignment clauses with the Company or any of Subsidiaries (the "Employment Agreements"), the terms and conditions of which may ensure that the Core Employees keep confidential of information of Operation Company during the employment period and after the employment period, the Core Employees shall not directly or indirectly conduct the compete Business with the Operation Company during the employment period and within two (2) years after the employment period, all the Intellectual Property developed by the Core Employees during the employment period shall be owned by the Operation Company. The photocopies of such Employment Agreements have been delivered to the Purchaser.

      3.20.   **<u>Compliance with Labor Laws and Agreements.</u>** The Company and each of Subsidiaries have complied with all applicable Laws and Orders relating to employment or labor other than those Laws and Orders with which it could fail to comply, either individually or in the aggregate, without causing a Material Adverse Effect. No present or former employee, officer or director of the Company or any Subsidiaries has, or will have at the Closing Date, any claim for any matter including for wages, salary, vacation, severance, or sick pay except for the same incurred in the ordinary course of business for the last payroll period prior to the Closing Date.   There is no:

      (a)   unfair labor practice complaint against the Company or any Subsidiaries pending before the labor Authority;

      (b)   pending labor strike or other material labor trouble affecting the Company or any Subsidiaries;

      (c)   material labor grievance pending against the Company or any Subsidiaries;

      (d)   pending representation question respecting the employees of the Company or any Subsidiaries; or

      (e)   pending arbitration proceeding arising out of or under any collective bargaining agreement to which the Company or any Subsidiaries are a party.

      In addition, to the Company's Knowledge: (i) none of the matters specified in Sections (a) through (e) above is threatened against the Company or any Subsidiaries; (ii) no union organizing activities have taken place with respect to the Company or any Subsidiaries; and (iii) no basis exists for which a claim may be made under any collective bargaining agreement to which the Company or any Subsidiaries are a party.

      3.21.   **<u>Employment Matters</u>**. The Unaudited Financial Statements contain an accurate and complete list of each director's and officer's incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom equity, option, equity purchase, equity appreciation right or severance plan of the Company now in effect or under which the Company has or might have any obligation, or any understanding between the Company and any employee concerning the terms of such employee's employment that does not apply to such company's employees generally.

3.22. **Tax Matters.**

(a) **Compliance Generally.** Where required by law, the Company has (A) duly and timely filed all Tax Returns required to be filed on or prior to the Closing Date, which Tax Returns are true, correct and complete in all material respects, and (B) duly and timely paid all Taxes due and payable in respect of all periods up to and including the date which includes the Closing Date or has made adequate provision in its books and records and the Unaudited Financial Statements in accordance with GAAP for any such Tax which is not due on or before such time.   Prior to the Closing Date, the Company shall provide the Purchaser with a schedule, which sets forth each Taxing jurisdiction in which the Company or Subsidiaries have filed or are required to file Tax Returns and whether the Company or Subsidiaries have filed consolidated, combined, unitary or separate income or franchise Tax Returns with respect to each such jurisdiction, and a copy of such Tax Returns as shall have been requested by the Purchaser. Any Tax Returns of the Company filed subsequent hereto and on or prior to the Closing Date were or will be consistent with the Tax Returns furnished to the Purchaser and did not and will not make, amend or terminate any election with respect to any Tax or change any accounting method, practice or procedure.   The Company and each Subsidiaries have complied with all applicable Law relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over and reported all Taxes required to be withheld or collected on or before the date hereof.

(b) **No Audit.** (A) No taxing authority has asserted any adjustment that could result in an additional Tax for which the Company or any Subsidiaries are or may be liable or that could result in a Lien on any of its assets which has not been fully paid or adequately provided for on the Interim Financial Statements (collectively, "Tax Liability"), or which adjustment, if asserted in another period, would result in any Tax Liability, (B) there is not pending any audit, examination, investigation, dispute, proceeding or claim (collectively, "Proceeding") relating to any Tax Liability and, to the Knowledge of the Company, no taxing authority is contemplating such a Proceeding and there is no basis for any such Proceeding, (C) no statute of limitations with respect to any Tax Liability has been waived or extended (unless the period to which it has been waived or extended has expired), (D) there is no outstanding power of attorney authorizing anyone to act on behalf of the Company or any Subsidiaries in connection with any Tax Liability, Tax Return or Proceeding relating to any Tax, (E) there is not any outstanding closing agreement, ruling request, request to consent to change a method of accounting, subpoena or request for information with or by any taxing authority with respect to the Company or any Subsidiaries, its income, assets or business, or any Tax Liability, (F) the Company or any Subsidiaries are not required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable Law) in income for any period ending after the Closing Date, (G) the Company or any Subsidiaries are not and has never been a party to any Tax sharing or Tax allocation agreement, arrangement or understanding, (H) the Company or any Subsidiaries are not and has never been included in any consolidated, combined or unitary Tax Return, (I) all taxable periods for the assessment or collection of any Tax Liability are closed by agreement or by operation of the normal statute of limitations (without extension) or will close by operation of the normal statute of limitations for such Taxes (in each case determined without regard to any omission, fraud or other special circumstance other than the timely filing of the Tax Return), and (J) no taxing authority has ever asserted that the Company or any Subsidiaries should file a Tax Return in a jurisdiction where it does not file.

(c)   **Taxes and Tax Return Defined.**   For purposes of this Agreement, "Tax" shall mean all federal, state, local and foreign tax, charge, fee, levy, deficiency or other assessment of whatever kind or nature (including without limitation, any net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, excise, estimated, severance, stamp, occupation, real property, personal property, intangible property, occupancy, recording, minimum, environmental and windfall profits tax), including any liability therefor as a transferee, as a result of any Tax sharing or similar agreement, together with any interest, penalty, addition to tax or additional amount imposed by any federal, state, local or foreign taxing authority.   For purposes of this Agreement, "Tax Return" includes any return, declaration, report, claim for refund or credit, information return or statement, and any amendment thereto, including without limitation any consolidated, combined or unitary return or other document (including any related or supporting information or schedule), filed or required to be filed with any federal, state, local or foreign governmental entity or agency in connection with the determination, assessment, collection or payment of Taxes or the administration of any laws, regulations or administrative requirements relating to Taxes.

3.23.   **Business Operations; Servers.**   The Company and each Subsidiaries owns all of its servers and other computer equipment (other than webservers) necessary to operate its Business as conducted as of the date hereof and as such Business will be conducted as of the Closing.

3.24.   **Powers of Attorney and Suretyships.**   Neither the Company nor any Subsidiaries have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

3.25.   **Other Information**.   Neither this Agreement, nor any of the documents or other information made available to the Purchaser or its Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with the Purchaser's due diligence review of the Business or the transactions contemplated by this Agreement contained, contains or will contain any untrue statement of a material fact.

3.26.   **Money Laundering Laws**.   The operations of the Company and each Subsidiaries are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the "Money Laundering Laws") and no Action involving the Company or any Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers represents to the Purchaser as follows, and at the Closing the Sellers will represent:

4.1. **Ownership of Shares; Authority**.

(a)   The Sellers have good and marketable title to the Shares, free and clear of any and all Liens.

(b)   The Sellers have full legal capacity, power and authority to execute and deliver this Agreement and the Additional Agreements to which it is named as a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.   This Agreement and the Additional Agreements to which the Sellers is named as a party have been, or at Closing will be, duly executed and delivered by the Sellers and are, or upon their execution and delivery will be, valid and legally binding obligations of the Sellers, enforceable against the Sellers in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

(c)   Neither the execution and delivery by the Sellers of any or all of this Agreement and the Additional Agreements to which the Sellers is a party, nor the consummation by the Sellers of the transactions contemplated thereby, will (i) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, or require any notice, consent or waiver under, any instrument, contract, agreement or arrangement to which the Sellers is a party or by which the Sellers is bound, or (ii) result in the imposition of any Lien upon the Shares.

4.2. **Approvals**.   Except as contemplated by this Agreement, no consent, approval, waiver, authorization or novation is required to be obtained by the Sellers from, and no notice or filing is required to be given by the Sellers to or made by the Sellers with, any Authority or other Person in connection with the execution, delivery and performance by the Sellers of this Agreement and each of the Additional Agreements, and the sale and transfer of the Shares.

4.3. **Non-Contravention**.   The execution, delivery and performance by the Sellers of this Agreement and each of the Additional Agreements, and the consummation of the transactions contemplated thereby, do not and will not (a) violate any provision of the organizational documents of the Sellers, or (b) violate or result in a breach of or constitute a default under any Law, judgment, injunction, Order, decree or other restriction of any Authority to which the Sellers, or the Shares, are subject.

4.4. **Litigation and Claims**.   There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or disclosed investigation pending or, to the knowledge of the Sellers, threatened, against the Sellers and the Sellers is not subject to any

Order, writ, judgment, award, injunction or decree of any Authority of competent jurisdiction or any arbitrator that would prevent consummation of the transactions contemplated hereby or materially impair the ability of the Sellers to perform its obligations hereunder.

4.5.   **Investment Representations.**

The Sellers are "accredited investors" as such term is defined in Rule 501 of Regulation D promulgated under the Act ("Reg. D"), or are not U.S. persons as defined in Regulation S promulgated under the Act ("Reg S")..   The Sellers acknowledges that the Purchaser has the right to require evidence of its status as an accredited investor, if necessary.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Nollec Parties as follows:

5.1.   **Due Incorporation**.   The Purchaser is a company duly organized, validly existing and in good standing under the Laws of the State of Delaware, USA, the common stock of which are listed on the NASDAQ Capital Market.

5.2.   **Corporate Authorization**.   Except for internal approval of the transaction contemplated by this Agreement in accordance with the Charter Documents of the Purchaser , the execution, delivery and performance by the Purchaser of this Agreement and each of the other Additional Agreements to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser and have been duly authorized by all necessary corporate action on the part of the Purchaser.   This Agreement constitutes, and upon their execution and delivery, each of the Additional Agreements will constitute, the valid and legally binding agreement of the Purchaser, as applicable, enforceable against it in accordance with their respective terms.

5.3.   **Governmental Authorization**.   None of the execution, delivery or performance by the Purchaser of this Agreement or any Additional Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority by Purchaser, other than those required under U.S. laws and regulations including but not limited to the filings with the U.S. Securities and Exchange Commission (the "SEC").

5.4.   **No Violation.**   Provided that the Purchaser presents the transactions contemplated by this Agreement to [its stockholders for approval and such stockholders approve the transaction], neither the execution and delivery of this Agreement or any Additional Agreements to be executed by the Purchaser hereunder nor the consummation of the transactions contemplated herein and therein will (a) violate any provision of the Purchaser's or the Purchaser's charter documents; (b) violate any Laws or Orders to which the Purchaser or its property is subject, or (c) violate the provisions of any material agreement or other material instrument binding upon or benefiting the Purchaser.

5.5.   **<u>Consents</u>**.   Except for internal approval of the transaction contemplated by this Agreement in accordance with the Charter Documents of the Purchaser, if required under the change of control rules of NASDAQ, to approve the transaction contemplated by this Agreement, there are no agreements, commitments, arrangements, contracts or other instruments binding upon the Purchaser or any of its properties requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby.

5.6.   **<u>Issuance of Purchaser Common Shares.</u>**   The Purchaser Common Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued and nonassessable, with the lock-up restrictions as set forth in Section 6.5 and Applicable Law.

5.7.   **<u>Capitalization and Ownership of the Purchaser.</u>**   <u>Schedule 5.10</u> sets forth, with respect to the Purchaser, (i) Purchaser's authorized capital, (ii) the number of Purchaser's securities that are outstanding, and (iii) the number of securities convertible into or exercisable or exchangeable for the Purchaser's securities.   Except as set forth in the Exchange Act Filings, there is no Contract that requires or under any circumstance would require the Company to issue, or grant any right to acquire, any securities of the Purchaser, or any security or instrument exercisable or exchangeable for or convertible into, the capital stock of the Purchaser or to merge, consolidate, dissolve, liquidate, restructure, or recapitalize the Purchaser.

5.8.   **<u>Ownership of Purchaser Common Shares</u>**.   Upon issuance and delivery of the Purchaser Common Shares to the Sellers pursuant to this Agreement against payment of the consideration therefor, the Purchaser Common Shares will be duly authorized and validly issued, fully paid and nonassessable, free and clear of all Liens, other than (i) restrictions arising from applicable Laws, (ii) any Lien created by or through the Sellers; or (iii) any Lien created in connection with the transactions contemplated by this Agreement and the Additional Agreements. The issuance and sale of the Purchaser Common Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.9.   **<u>Litigation.</u>**   There is no action, suit, investigation, hearing or proceeding pending against any of its officers or directors, or the business of Purchaser, before any court or arbitrator or any governmental body, agency or official which if adversely determined against Purchaser, has or could reasonably be expected to have a Material Adverse Effect on the business, assets, condition (financial or otherwise), liabilities, results or operations or prospects of Purchaser, or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby.   There are no outstanding judgments against the Purchaser.

5.10.   **Compliance with Charter Documents.** Provided that the Purchaser presents the transactions contemplated by this Agreement to internal approval of the transaction contemplated by this Agreement in accordance with the Charter Documents of the Purchaser , the execution, delivery, and performance by the Purchaser of this Agreement and any Additional Agreement to which the Purchaser is to be a party has not violated and will not violate, and the consummation by the Purchaser of the transactions contemplated hereby or thereby will not violate, any of the Purchaser Charter Documents or any Law.

ARTICLE VI

COVENANTS OF THE NOLLEC PARTIES PENDING CLOSING

The Nollec Parties covenant and agree that:

6.1.   **Conduct of the Business.**   From the date hereof through the Closing Date, the Company and each Subsidiaries shall conduct the Business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the Purchaser, and use its commercially reasonable efforts to preserve intact the Company's business relationships with employees, suppliers, customers and other third parties.   Without limiting the generality of the foregoing, from the date hereof until the Closing Date, without the Purchaser's prior written consent, neither the Company nor any Subsidiaries shall:

(a)   except in the ordinary course of business, amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract (including contracts described in Section (b) below), or any other right or asset;

(b)   except as contemplated by this Agreement, enter into any contract, agreement, lease, license or commitment, which (i) is with respect to real property, (ii) except in the ordinary course of business, extends for a term of one year or more or (iii) obligates the payment of more than $2.0 million (individually or in the aggregate);

(c)   make any capital expenditures in excess of $10,000 (individually or in the aggregate);

(d)   sell, lease, license or otherwise dispose of any assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein;

(e)   pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, or pay, declare or promise to pay any other payments to the Nollec Parties or any Affiliate of the Nollec Parties;

(f)   authorize any salary increase of more than 10% for any employee or change the bonus or profit sharing policies of the Company;

(g)   obtain or suffer to exist any Indebtedness in excess of $10,000 in the aggregate other than in the ordinary business consistent with past practice;

(h)   suffer or incur any Lien on any asset except for Liens existing as of the date hereof as set forth on <u>Schedule 3.14(b)</u>;

(i)   suffer any material damage, destruction or loss of property related to any assets that is not covered by insurance;

(j)   delay, accelerate or cancel any receivables or Indebtedness or write-off or make further reserves against the same, except in the ordinary course of business;

(k)   merge or consolidate with or acquire any other Person or be acquired by any other Person;

(l)   suffer any insurance policy protecting assets to lapse;

(m)   make any change in its accounting principles or methods or write down the value of any assets;

(n)   change the place of business of the Company or any Subsidiaries;

(o)   extend any loans to any Person, other than travel or other expense advances to employees in the ordinary course of business;

(p)   issue, redeem or repurchase any shares of its capital stock;

(q)   effect or agree to any change in any practices or terms, including payment terms, with respect to customers or suppliers;

(r)   make or rescind any election related to Taxes, file any amended income Tax Return or make any changes in its methods of Tax accounting; or

(s)   agree to do any of the foregoing.

None of the Nollec Parties will (i) take or agree to take any action that might make any representation or warranty of the Company, any Subsidiaries or the Sellers hereunder inaccurate in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

6.2.   **Access to Information**.   From the date hereof until and including the Closing Date, the Company and each Subsidiaries shall (a) continue to give the Purchaser, its counsel and other representatives full access to the Books and Records of each of them, (b) furnish to the Purchaser, its counsel and other representatives such information relating to the Business as such Persons may request and (c) cause the employees, counsel, accountants and representatives of the Company and each Subsidiaries to cooperate with Purchaser in its investigation of the Business.

6.3. **Notices of Certain Events.** The Company and any Subsidiaries shall promptly notify the Purchaser of:

(a) any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any claims or causes of action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company or any Subsidiaries to any such Person;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting the Company, any Subsidiaries or the Business or that relate to the consummation of the transactions contemplated by this Agreement; and

(d) the occurrence of any fact or circumstance which might make any representation made hereunder by the Company, any Subsidiaries, and/or the Sellers false in any respect or result in the omission or the failure to state a material fact.

6.4. **Retaining the Core Employees** BDL shall cause Mr. Sun to maintain the employment relationship with the Operation Company for a period no less than three (3) years. The Parties agree that KNH shall not be hold liable for any breach of the above covenant and the breach of this obligation shall constitute a material breach of this Agreement by BDL.

6.5. **Lock-Up**. The Sellers will enter into Lock-Up Agreements pursuant to which the Sellers will not be entitled to sell, hypothecate or otherwise transfer, in any way, shape or form, the Purchaser Common Shares issued to them pursuant to the terms of this Agreement for a period of six months following the Closing Date of this Agreement. The Sellers shall cause their respective shareholding structure to remain unchanged within such lock-up period. If the Sellers breach their liabilities under the Section 6.4 above, the Sellers agree to transfer the Purchase Ordinary Shares which are in the lock-up period to the Purchaser free of charge.

6.6. **Post Closing Obligations**. Immediately after the Closing Date, the Nollec Parties shall deliver common seals, all original corporate documents, financial documents, commercial agreements and/or other documents relating to the Company, the HK Company and the Operation Company to the Purchaser, subject to requirement of the Purchaser at the time of delivery of such documents.

ARTICLE VII

COVENANTS OF THE PURCHASER

7.1. **Conduct of Business.**   The Purchaser covenants and agrees it shall not take or agree to take any actions that would cause a breach in Purchaser's representations or warranties contained in this Agreement or prevent the Purchaser from performing its covenants hereunder.

7.2. **Fulfillment of Conditions**.   From the date hereof to the Closing Date, the Purchaser shall use its commercially reasonable efforts to fulfill the conditions specified in ARTICLE IX to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated hereby, and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including conducting the business of the Purchaser in such manner that on the Closing Date the representations and warranties of the Purchaser contained herein shall be accurate as though then made).

7.3. **Repayment of Loans**   Within 720 days following the Closing Date, the Purchaser, by itself or through its Affiliates, shall by single payment repay, together with the accrued interests at the repayment day calculated on daily basis at a rate of 6% per annum, the principal of the loan at amount of US$ 715,064, which is currently outstanding to KNH by the Company or its Subsidiaries. The accrued interest by now at an amount of US$ 298,989 shall be repaid within 90 days following the Closing Date.

7.4. **Non-Solicitation**.   The Purchaser and its Affiliates, prior to the Closing or   in any future time within three (3) years after the execution date of this Agreement if the deal contemplated in this Agreement fails to close,   may not directly or indirectly through any other individual, person or entity, maliciously employ, solicit or induce any individual who is, or was at any time during the period from the execution date of this Agreement to the Closing Date ("Restriction Period"), an employee or consultant of the Operation Company to terminate or refrain from renewing or extending his or her employment by or consulting relationship with the Operation Company, or to become employed or enter into a consulting relationship with the Purchaser or any of its Affiliates immediately prior to the Closing Date, or any other individual, person or entity.

7.5. **Disclosure of Certain Matters.** The Purchaser shall give the Sellers prompt written notice of any event or development that occurs that had it existed or been known on the date hereof (a) would cause any of the representations and warranties of the Purchaser contained herein to be materially inaccurate or otherwise misleading, or (b) would require any amendment or supplement to this Agreement.

7.6. **Rule 144 Facilitate Obligation**   The Purchaser warrants that all Purchaser Common Shares to be issued to the Sellers as contemplated in this Transaction can be sold without registration in compliance with Rule 144 under the Securities Act ("Rule 144") in accordance with the terms of Rule 144.   In order for the Sellers to be able to sell the

Purchaser Common Shares, without an effective registration statement, in compliance with Rule 144 promulgated under the Securities Act, the Purchaser agrees to: (a) use reasonable, diligent efforts to maintain compliance with the filing requirements of the SEC and to keep adequate current information about the Purchaser which is the issuer of the securities, within the time frame as defined by Rule 144; (b) and so long as any member of the Seller's party owns any Purchaser Common Shares within the period from the completion of six months after the Closing of this Transaction until the first anniversary of the Closing, to furnish to such Seller upon request: (i) a certificate by the Purchaser as to its compliance with the reporting requirements of the Securities Act (including, without limitation, Rule 144 requirements) and the Exchange Act, (ii) a copy of the most recent annual report of the Purchaser and such other reports and documents as may be filed by the Purchaser with the SEC, and (iii) such other reports, documents or information of the Purchaser, that is not confidential or containing non-public inside information, as the Sellers may reasonably request in availing themselves or itself of any rule or regulation of the SEC that permits the selling of any such securities without registration. If for whatever reason, upon the expiration of the lockup period set forth in the Section 6.5, the Sellers cannot sell the securities without registration and in accordance with the applicable provisions under Rule 144, with no limitations as to the amount to be sold each time, then the Purchaser will use reasonable effort to get the Shares registered by filing a registration statement with the SEC within 6 months from the expiry of such lock-up period. Expenses incurred by Sellers in the registration of the securities shall be borne by the Purchaser.

ARTICLE VIII
COVENANTS OF ALL PARTIES HERETO

The parties hereto, as applicable, covenant and agree that:

8.1. **Commercially Reasonable Efforts; Further Assurances**. Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, to consummate and implement expeditiously the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

8.2. **Confidentiality of Transaction**. Any information (except publicly available or freely usable material obtained from another source) respecting any party or its Affiliates will be kept in strict confidence by all other parties to this Agreement and their agents. Except as required by Law or Authority, neither the Purchaser nor the Nollec Parties, nor any of their respective Affiliates, directors, officers, employees or agents will disclose the terms of the transactions contemplated hereunder at any time, currently, or on or after the Closing, regardless of whether the Closing takes place, except as necessary to their attorneys, accountants and professional advisors, in which instance such persons and any employees or agents of the Purchaser or Sellers, as the case may be, shall be advised of the confidential nature of the terms of the transaction and shall themselves be required by the Purchaser nor the Nollec Parties, as the case may be, to keep such information confidential. Except as required by Law or Authority, each party shall retain all information obtained from the other and their lawyers on a confidential basis except such information may be discussed as necessary to their attorneys, accountants and professional advisors, in which instance such persons and any employees or agents of such party shall be advised of the confidential nature of the terms of the transaction and shall themselves be required by such party to keep such information confidential. In the event of disclosure as required by Law or Authority, the Parties may have a friendly consultation with each other regarding how to disclose information.

8.3. **Commercially Reasonable Efforts to Obtain Consents**. Each party hereby agrees to use its reasonable commercially reasonable efforts to obtain each respective consent required to consummated the Transaction as promptly as practicable hereafter.

ARTICLE IX
CONDITIONS TO CLOSING

9.1. **Condition to the Obligations of the Purchaser and the Nollec Parties.** The obligations of the Purchaser and the Nollec Parties to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provision of any applicable Law or Order shall prohibit or impose any condition on the consummation of the Closing or limit in any material way Purchaser's right to control or operate the Company, or any material portion of the Business.

(b) There shall not be pending or threatened any proceeding by a third-party to enjoin or otherwise restrict the consummation of the Closing.

9.2. **Conditions to Obligations of the Purchaser.** In addition to the terms and provisions of Section 2.3, the obligation of Purchaser to consummate the Closing is subject to the satisfaction, or the waiver at Purchaser's sole and absolute discretion, of all the following further conditions:

(a) (i) Each of the Nollec Parties shall have duly performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing Date, (ii) the representations and warranties of the Nollec Parties contained or referred to in this Agreement, the Additional Agreements and in any certificate or other writing delivered by the Nollec Parties pursuant hereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct at and as of the Closing Date, as if made at and as of such date with only such exceptions as could not in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) there shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Change or a Material Adverse Effect, regardless of whether it involved a known risk.

(b) The Purchaser shall have received (i) copies of resolutions duly adopted by (a) the Board of Director(s), Members of the Sellers, the Company and each of Subsidiaries, authorizing this Agreement and the Additional Agreements (if necessary) and the transactions contemplated hereby and thereby, (ii) the updated Register of Members and/or the Register of

Directors of the Company and the HK Company reflecting the change of members and directors for the purpose of this Transaction, which shall be certified by their registered agents, (iii) a share certificate of Company reflecting owning all the Shares by the Purchaser; (iv) a PRC legal opinions on the Operation Company, the form and content of which has been attached hereto as Exhibit F (v) a certificate of the chairman or person in the similar position of the Sellers, the Company and each of Subsidiaries certifying each of the foregoing, completion of covenants and correctness of representations and warranties and as to signatures of the officer(s) authorized to execute this Agreement and any certificate or document to be delivered pursuant hereto.

(c) The Purchaser shall have received updated Disclosure Schedules to this Agreement as of a date within three days prior to the Closing Date.

(d) The original stock ledgers and minute books of the Company shall be delivered to the Purchaser.

(e) The Additional Agreements shall be in full force and effect or become effective on the Closing Date.

9.3. Conditions to Obligations of the Nollec Parties. In addition to the terms and provisions of Section 2.3, the obligation of the Nollec Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Nollec Parties' discretion, of all the following further conditions:

(a) The Purchaser shall have duly performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of the Purchaser contained in this Agreement, the Additional Agreements and in any certificate or other writing delivered by the Purchaser pursuant hereto, disregarding all qualifications and expectations contained therein relating to materiality, shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date, provided, however, that the Purchaser and/or its Affiliates, are permitted to enter into such arrangements as would be necessary for the Purchaser to secure the approval of its stockholders of the transactions contemplated by this Agreement (including such arrangements as would require the combined company to use monies available to satisfy its obligations due to the transactions contemplated by this Agreement), if any; and (iii) the Sellers and the Company shall have received a certificate signed by an authorized officer of Purchaser to the effect set forth in Sections (i) and (ii) of this Section 9.3 (a).

(b) The Company and the Sellers shall have received (i) a copy of the organizational documents of the Purchaser, (ii) copies of resolutions duly adopted by the Board of Directors of the Purchaser authorizing this Agreement and the Additional Agreements (if necessary) and the transactions contemplated hereby and thereby, (iii) a certificate of the Chairman of Purchaser certifying each of the foregoing, completion of covenants and correctness of representations and warranties and as to signatures of the officer(s) authorized to execute this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such Secretary, and (iv) a recent good standing certificate regarding the Purchaser from the office of the Secretary of State of its respective jurisdiction of organization and each other jurisdiction in which each of Purchaser is qualified to do business, (v) share certificates of the Purchaser reflecting owning the Purchaser Common Shares pursuant to this Agreement by the Sellers and/or its nominees, (vi) the payment evidence of USD five hundred thousand (US$ 500,000) to KNH pursuant to this Agreement.

ARTICLE X
RELIANCE ON REPRESENTATIONS AND WARRANTIES

10.1. **Reliance on Representations and Warranties of the Nollec Parties**. Notwithstanding any right of the Purchaser to fully investigate the affairs of the Company, and each of Subsidiaries and notwithstanding any knowledge of facts determined or determinable by the Purchaser pursuant to such investigation or right of investigation, the Purchaser shall have the right to rely fully upon the representations, warranties, covenants and agreements of the Nollec Parties contained in this Agreement.

10.2. **Reliance on Representations and Warranties of the Purchaser**. Notwithstanding any right of the Nollec Parties to investigate the affairs of the Purchaser and notwithstanding any knowledge of facts determined or determinable by the Nollec Parties pursuant to such investigation or right of investigation, the Nollec Parties shall have the right to rely fully upon the representations, warranties, covenants and agreements of Purchaser contained in this Agreement.

ARTICLE XI

INDEMNIFICATION

11.1. **Indemnification of the Purchaser**. In addition to other indemnity expressly provided in this Agreement, the Purchaser's sole indemnity under this Agreement is to rescind the agreement and request for repayment and delivering back of any and all Purchase Price as delivered to the Sellers.

11.2. **Indemnification of the Sellers.** In addition to other indemnity expressly provided in this Agreement, the Sellers' sole indemnity under this Agreement is to rescind the agreement and request for delivering back of any and all Share as delivered to the Purchaser.

11.3. **Insurance.** Any indemnification payments hereunder shall be reduced by any insurance proceeds or other third party reimbursement actually received by an Indemnified Party.

11.4. **Survival of Indemnification Rights**. The representations and warranties of the Nollec Parties and the Purchaser shall survive until the 18 month anniversary of the Closing Date.   The indemnification to which any Indemnified Party is entitled from the Indemnifying Parties pursuant to Section 11.1 or 11.2 for Losses shall be effective so long as it is asserted prior to the 18 month anniversary of the Closing Date in the case of all representations and warranties of the Company, the Operation Company, the Sellers and Purchaser hereunder.

ARTICLE XII

DISPUTE RESOLUTION

12.1. **Arbitration**.

(a)   In the event a dispute arises relating to this Agreement, the parties agree to meet to resolve their disputes in good faith.   Any party may seek injunctive relief, without the need to post a bond, pending the completion of arbitration under this Agreement for any breach or threatened breach of any covenant contained herein.

(b)   If after good faith negotiations the dispute is not resolved, the parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement, or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration by an arbitration panel set up and administered by China International Economic and Trade Arbitration Commission ("CIETAC") in accordance with the CIETAC rules in Beijing ("Arbitrator").   The parties agree that binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(c)   The laws of the PRC shall apply to any arbitration hereunder.   In any arbitration hereunder, this Agreement and any agreement contemplated hereby shall be governed by the laws of the PRC applicable to a contract negotiated, signed, and wholly to be performed in the PRC, which laws the Arbitrator shall apply in rendering his decision.   The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected.   The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d)   The arbitration shall be held in Beijing in accordance with and under the then-current provisions of the rules of the CIETAC, except as otherwise provided herein.

(e)   The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(f)   The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award or to obtain relief as provided in Section 12.1, as applicable (including actual attorneys' fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator's decision, unless the Arbitrator shall otherwise allocate such costs for the reasons set forth in such decision.   The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(g)   Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction.   The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder.   None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(h)   The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement or any agreement contemplated hereby, unless resulting from the willful misconduct of the person indemnified.

(i)   This arbitration Section shall survive the termination of this Agreement and any agreement contemplated hereby.

12.2.   **Attorneys' Fees**.   The unsuccessful party to any court or other proceeding arising out of this Agreement that is not resolved by arbitration under Section 12.1 shall pay to the prevailing party all reasonable attorneys' fees and costs reasonably incurred by the prevailing party, in addition to any other relief to which it may be entitled.

ARTICLE XIII

TERMINATION

13.1.   **Termination Without Default.**   In the event that the Closing of the transactions contemplated hereunder has not occurred within ninety (90) days following the execution of this Agreement(the "Outside Closing Date") and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), the Purchaser, on the one hand, and the Nollec Parties, on the other hand, shall have the right, at its or their sole option, to terminate this Agreement without liability to the other side.   Such right may be exercised by the Purchaser, on the one hand, or the Operation Company and the Sellers, on the other, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

13.2.   **Termination Upon Default.**

(a)   The Purchaser may terminate this Agreement by giving notice to the Operation Company and the Sellers on or prior to the Closing Date, without prejudice to any rights or obligations the Purchaser may have, if the Nollec Parties shall have materially breached any representation or warranty or breached any agreement or covenant contained herein or in any Additional Agreement to be performed prior to Closing and such breach shall not be cured within the earlier of the Outside Closing Date and five (5) days following receipt by the

Operation Company or the Sellers of a notice describing in reasonable detail the nature of such breach.

(b)   The Operation Company and the Sellers may terminate this Agreement by giving prior written notice to the Purchaser on or prior to the Closing, without prejudice to any rights or obligations the Operation Company or the Sellers may have, if the Purchaser shall have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed prior to Closing and such breach shall not be cured within the earlier of the Outside Closing Date and five (5) days following receipt by the Purchaser of a notice describing in reasonable detail the nature of such breach.

13.3.   **Survival**.   The provisions of ARTICLE XI and ARTICLE XII and Sections 7.4, 8.2 and 14.4 shall survive any termination hereof pursuant to this ARTICLE XIII.

ARTICLE XIV

MISCELLANEOUS

14.1.   **Notices**.   All notices, requests, demands and other communications to any party hereunder shall be in writing and shall be given to such party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereinafter specify by notice to each other party hereto:

if to the Purchaser, to:
Zoom Technologies, Inc.

Address: C/o Ellenoff Grossman & Schole LLP,150 East 42nd Street, 11th Floor, New York, NY 10017, U. S. A

Attn: Anthony Chan

Telephone: 1-917-609-0333

Fax: 1-917-591-3351

if to any of the Nollec Parties:

Address: No.3 Building, No.4 west Bajiao street, Shijingshan District, Beijing, P.R. China

Attn: SUN Jiqun (Simon), Nollec Wireless Co., Ltd.

Telecopy: +86 10 68886299

With a copy to Kit Wah Lee:
Address: same as Nollec Parties

Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the appropriate answer back is received or, (ii) if given by certified mail, 180 hours after such communication is deposited in the mails with first class postage prepaid, properly addressed or, (iii) if given by any other means, when delivered at the address specified herein.

14.2. **Amendments; No Waivers**.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14.3. **Ambiguities.** The parties acknowledge that each party and its counsel has materially participated in the drafting of this Agreement and consequently the rule of contract interpretation that, and ambiguities if any in, the writing be construed against the drafter, shall not apply.

14.4. **Publicity.** Except as required by Law or the rules and regulations of the SEC and/or the Nasdaq Stock Market, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto.

14.5. **Expenses.** Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.

14.6. **Successors and Assigns**. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that (i) none of Nollec Parties may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Purchaser; and (ii) in the event the Purchaser assigns its rights and obligations under this Agreement to an Affiliate, the Purchaser shall continue to remain liable for its obligations hereunder. Except as specifically set forth in Section (ii) above, the Purchaser may not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Operation Company and the Sellers.

14.7. **Governing Law;**. This Agreement has been entered into in the PRC. This Agreement shall be construed in accordance with and governed by the laws of the PRC, without giving effect to the conflict of laws principles thereof.

14.8. **Counterparts; Effectiveness**. This Agreement may be signed by facsimile signatures and in any number of counterparts, each of which shall be an original and all of which shall be deemed to be one and the same instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument.

14.9. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder other than Indemnified Parties as set forth in Section 11.1 and 11.2 hereof, which shall be third party beneficiaries hereof.

14.10. **Severability.** If any one or more provisions of this Agreement shall, for any reasons, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

14.11. **Captions.** The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

14.12. **Construction.** References in this Agreement to "Articles," "Sections," "Schedules" and "Exhibits" shall be to the Articles, Sections, Schedules and Exhibits of this Agreement, unless otherwise specifically provided; all Schedules to this Agreement are incorporated herein by reference; any use in this Agreement of the singular or plural, or the masculine, feminine or neuter gender, shall be deemed to include the others, unless the context otherwise requires; the words "herein", "hereof" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; the word "including" when used in this Agreement shall mean "including without limitation"; and except as otherwise specified in this Agreement, all references in this Agreement (a) to any agreement, document, certificate or other written instrument shall be a reference to such agreement, document, certificate or instrument, in each case together with all exhibits, schedules, attachments and appendices thereto, and as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (b) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

[The balance of this page is intentionally left blank]

IN WITNESS WHEREOF, the Purchaser and the Nollec Parties have caused this Agreement to be duly executed by their respective authorized officers or by himself have executed this Agreement as of the day and year first above written.

Zoom Technologies, Inc.

By:_____

    Name: Gu Lei
    Title: Chairman

NOLLEC WIRELESS CO., LTD(北京景山创新通信技术有限公司)

By:_____

    Name: Sun Jiqun
    Title: Director

Key Network Holdings Limited

By:_____

    Name: Kit Wah Lee on behalf of Ram
    Max Group Limited

Better Day Finance Limited

By:_____

Name: Sun Jiqun
Title: Director

Silver Tech Enterprises Limited

By:_____

    Name: Sun Jiqun
    Title: Director

Ever Elite Corporation Limited

By:_____

Name: Sun Jiqun
Title: Director

Exhibit A   Considerations Sharing Table

For the purpose of the Section 2.3 of this Agreement, the Parties agree that the Purchase Price and the payment schedule under this Agreement shall follow the following requirements:

Parties	Cash	Purchaser Common Shares
KNH	USD five hundred thousand (US$ 500,000) shall be paid to a valid and legal bank account designated by KNH at the Closing Date.	The number of the Purchaser Common Shares, which shall be paid to KNH at the Closing, shall be calculated by the following fraction: numerator shall be the product of the Purchase Price minus USD one million three hundred and seventy thousand (US$ 1,370,000), the denominator shall be the weighted average of the Closing Share Price of the Purchaser Ordinary Share for ten (10) Trading Days up to the date immediately prior to the date of this Agreement, with the number of Purchaser Common Shares rounded up to the nearest whole number.
BDL	USD eight hundred and seventy thousand (US$ 870,000) shall be paid to BDL or its designated parties in six tranches within 3 years after the Closing Date, with one sixth (1/6) of USD eight hundred and seventy thousand (US$ 870,000) ("**Each Tranche Payment**") being paid to the BDL's designated parties at the end of each every 6 months after the Closing Date, provided, however, that 50% of Each Tranche Payment shall be paid to BDL and the other 50% of Each Tranche Payment shall be paid to bank accounts of other part of Core Employees excluding the legal representative of the Operation Company satisfying the following requirements: (i) such Core Employees shall be act as a head of department or a senior engineer of Operation Company for a period no less than six (6) months, (ii) such Core Employees shall not a Related Party (as defined under the Securities Act) of Sun Jiqun (孙继群) (the "Qualified Core Employees"). BDL agree to cause the legal representative of the Operation Company to provide the names, their respective bank	

| accounts and interest distribution proportion to each Qualified Core Employees within ten (10) days before the payment date of Each Tranche Payment.   BDL agree that the Purchaser may directly pay Each Tranche Payment to the Core Employees it selected at its discretion if the legal representative of the Operation Company fail to provide such information within three (3) days after the payment date of Each Tranche Payment and the Purchaser's payment obligation under this Agreement would be released thereafter. | |

Zoom Technologies, Inc.

By: _____
    Name: Gu Lei
    Title: Chairman

NOLLEC WIRELESS CO., LTD(北京景山创

新通信技术有限公司)

By: _____
    Name: Sun Jiqun
    Title: Director

Key Network Holdings Limited

By: _____
    Name: Lee Kit Wah on behalf of Ram Max Group Limited

Better Day Finance Limited

By: _____
Name: Sun Jiqun
Title: Director

Silver Tech Enterprises Limited

By: _____

Name: Sun Jiqun
Title: Director

Ever Elite Corporation Limited

By:_____

Name: Sun Jiqun
Title: Director

Exhibit B Share Structure of the Subsidiaries

Corporate Structure


Key Network Holdings Limited
Better Day Finance Limited (BVI)
76.8%
23.2%
Silver Tech Enterprise Limited
100%
Ever Elite Corporation Limited (Hong Kong)
100%
PRC(Mainland)
Nollec Wireless Co., Ltd

Exhibit C   Disclosure Schedule

Exhibit D Lock-up Agreement

Exhibit E Appraisal Report

Exhibit F PRC Legal Opinions

Zoom Technologies, Inc.
a Delaware company currently listed at NASDAQ stock exchange

April [   ] , 2010

Re: Nollec Wireless Co., Ltd（北京景山创新通信技术有限公司）

Ladies and Gentlemen:

We are qualified lawyers in the People's Republic of China (which, for the purpose of this legal opinion, does not include the laws of Taiwan, Hong Kong SAR and/or Macao SAR) . We have been requested by Silver Tech Enterprises Limited, a company organized under the laws of the British Virgin Islands (the "Company") to render this opinion in connection with the sale of all the Shares of the Company pursuant to the terms and conditions of that certain Share Exchange Agreement, dated **[execution date of the Share Exchange Agreement]**, by and among the Company, Zoom Technologies, Inc., a company listed at Nasdaq Stock Exchange (the "Stock Exchange") (the "Transaction").

In such capacity, we have examined the originals or copies of documents provided to us by the Company and its subsidiaries, Nollec Telecommunications Technologies Co., Ltd. (in Chinese "北京景山创新通信技术有限公司")("Nollec"), are hereinafter collectively referred to as "Subsidiaries" and each a "Subsidiary", and representation of their managements and other personnel, and such other documents we have deemed necessary or advisable for the purpose of this opinion (the "Documents").

In giving this opinion, we have assumed that:-
（a）Scanned documents: each Document having been disclosed to and reviewed by us in scanned copy is the same as original
（b）Foreign law(s):   (1) the rights and obligations of the parties to any Document governed by any law other than PRC Law are, when such Document has been duly executed, will be, legal, valid, binding and enforceable in accordance with their terms under that governing law, (2) neither execution nor performance nor observance of any Document is contrary to any law other than PRC Law, (3) nothing in any law other than PRC Law affects this opinion, (4) the documents governed by laws other than PRC are legal, true and correct and sufficient as to the purpose of this opinion;
（c）Authenticity of original documents: all signatures, seals and markings on original documents we have reviewed and such documents themselves are, as appears to us, authentic; and
（d）Conformity of copies: each copy document we have reviewed conforms to its original.

For the facts which are critical to the issuance of this legal opinion but are not supported by independent evidence, this firm's lawyers will resort to the special reports, explanations and other documentations, and representation and warranty provided by relevant government

i

agencies, accounting firms, asset appraisal offices and the management and shareholders of the Company, and nothing has come to our attention that would cause our reliance of such to be unreasonable.

In rendering the following opinion, we declare that we are not admitted to practice law in any country other than the People's Republic of China, and we express no opinion as to any laws other than the laws of the People's Republic of China. To the extent the Share Exchange Agreement, or any other document referred therein or herein, is governed by any law other than that of the People's Republic of China, we have assumed with your permission, and without any representation regarding the reasonableness of such assumption that the People's Republic of PRC Law is identical to the laws governing the particular agreement. Any opinion of us is subject to the disclosure of the parties in related transaction agreements and other documents.

Based upon and subject to the foregoing, we are of the opinion that:

(i) Nollec has been duly incorporated and is validly existing as a limited liability company under the laws and regulations of the PRC. The total amount of the registered capital of Nollec is RMB 7,500,000, which has been fully and duly contributed and properly verified. 100% of the equity interest of Nollec is owned by Ever Elite Corporation Limited and to our best knowledge and after our due inquiry from the PRC law perspective, such equity interest of Nollec is free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, or any third party right.

(ii) The shares of Nollec have been duly authorized, validly issued and are fully paid up and nonassessable and free of preemptive or similar rights, and have been issued in compliance with applicable PRC laws, rules and regulations, where applicable.

(iii) Nollec has the legal right, full power and authority (corporate or otherwise) and has duly obtained all valid and lawful licenses, authorizations, approvals, registrations and permits ("Authorizations") necessary for them to conduct the business described in the business license, to the extent required by PRC laws and regulations, and such Authorizations are in full force and effect.

(iv) Nollec has the requisite power and authority to conduct the Transaction. To our best knowledge, there is no other shareholder agreement, rule, regulation, charter, or by-laws of the Company or its subsidiaries which prevents Nollec from completing this Transaction.

(v) To our best knowledge, there are no un-discharged Nollec obligations in any legal judgments against Nollec, nor any legal or government proceedings pending in the PRC to which Nollec is subject to.

(vi) The Share Exchange Agreement is validly executed by Nollec and the terms of the Share Exchange Agreement is binding against Nollec, as defined in the Share Exchange Agreement.

In rendering this legal opinion, we disregard the existence of any other private agreement, if any, which is not disclosed to us which may affect our legal opinion. It may not be read as extending by implication to any other matter or document. The opinions expressed herein are as of the date hereof, and we assume no obligation to update or supplement such opinions based upon any fact or circumstance hereafter coming to our attention or any change in law which hereafter occurs. We express no opinion as to circumstances or events which may occur subsequent to such date.

We hereby consent to the use of this opinion by Zoom Technologies, Inc.   for the purpose of this Transaction. In giving such consent, we do not thereby concede that we are expert or within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours Faithfully,

SINOWING LAW LLP
By: ZOU Zhendong
Title: Senior Partner